SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Schedule 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

CORNERSTONE CORE PROPERTIES REIT, INC.
(Name of Subject Company)

CORNERSTONE CORE PROPERTIES REIT, INC.
(Name of Person Filing Statement)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Terry G. Roussel
Chief Executive Officer and President
Cornerstone Core Properties REIT, Inc.
1920 Main Street, Suite 400
Irvine, California 92614
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)

Copies to:

Robert H. Bergdolt
Jason C. Harmon
DLA Piper LLP (US)
4141 Parklane Avenue, Suite 300
Raleigh, North Carolina 27612-2350
(919) 786-2002

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to an offer (the “Tender Offer”) by MPF Income Fund 26, LLC, MPF DeWaay Fund 8, LLC, MPF Badger Acquisition Co., LLC, MPF Flagship Fund 14, LLC, MPF Platinum Fund, LP, MPF DeWaay Fund 6, LLC, MPF Income Fund 24, LLC, MPF Flagship Fund 13, LLC, MPF DeWaay Fund 7, LLC, MPF DeWaay Premier Fund 4, LLC, MPF Flagship Fund 9, LLC, MP Falcon Fund, LLC (collectively, the “Bidder”) to purchase up to 2,000,000 shares (the “Shares”) of the outstanding common stock, par value $0.001 per share (the “Common Stock”), of Cornerstone Core Properties REIT, Inc., a Maryland corporation (the “Company”), at a price of $1.00 per Share (the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase filed by the Bidder with the Securities and Exchange Commission on March 23, 2011, as amended from time to time (the “Offer to Purchase”).

As discussed below, the Board of Directors of the Company (the “Board of Directors”) unanimously recommends that the Company’s stockholders (the “Stockholders”) reject the Tender Offer and not tender Shares for purchase pursuant to the Offer.

Item 1.	Subject Company Information

The Company’s name and the address and telephone number of its principal executive offices is as follows:

Cornerstone Core Properties REIT, Inc.
1920 Main Street, Suite 400
Irvine, California 92614
Toll-free Phone Number: 877-805-3333

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s Common Stock, of which there were 23,027,235 shares outstanding as of March 28, 2011.

Item 2.	Identity and Background of Filing Person

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the Tender Offer by Bidder pursuant to which Bidder has offered to purchase, subject to certain terms and conditions, up to 2,000,000 outstanding Shares of Common Stock at the Offer Price. The Tender Offer is on the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO filed by the Bidder with the Securities and Exchange Commission (the “SEC”) on March 23, 2011 (as amended from time to time and together with the exhibits thereto, the “Schedule TO”).

Unless the Tender Offer is extended by the Bidder, it will expire on May 6, 2011 at 11:59 p.m., Pacific Time.

According to Bidder’s Schedule TO, its business address and telephone number is:

1640 School Street
Moraga, California 94556
Phone Number: (925) 631-9100

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest (i) between the Company or its affiliates and the Bidder and its executive officers, directors or affiliates or (ii) between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the “Executive Compensation,” “Director Compensation,” “Certain Transactions with Related Persons” and “Ownership of Equity Securities” in the Definitive Proxy Statement on Schedule 14A filed with the SEC on March 18, 2011 and incorporated herein by reference. The Definitive Proxy Statement on Schedule 14A was previously delivered to all stockholders and is available for free on the SEC’s Web site at www.sec.gov.

Item 4.	The Solicitation or Recommendation

(a) Solicitation or Recommendation.

The Board of Directors, together with its outside advisors, has carefully reviewed and analyzed the terms of the Tender Offer. The Board of Directors has unanimously determined that the terms of the Tender Offer are not advisable and are not in the best interests of the Company or its stockholders. Accordingly, the Board of Directors unanimously recommends that the Stockholders reject the Tender Offer and not tender their Shares for purchase pursuant to the Offer to Purchase.

The Board of Directors acknowledges that each stockholder must evaluate whether to tender its Shares to the Bidder pursuant to the Offer to Purchase and that an individual stockholder may determine to tender based on, among other things, the individual liquidity needs of such stockholder.

(b) Background.

On March 23, 2011, the Bidder commenced the Tender Offer to purchase up to 2,000,000 Shares at a purchase price equal to $1.00 per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal and Transfer & Assignment of Shares Form. The Tender Offer, withdrawal rights, and proration period were set to expire at 11:59 P.M., Pacific Time, on May 6, 2011 (the “Expiration Date”) unless the Bidder extended the Tender Offer. The Bidder reserved the right, in its sole discretion, at any time and from time to time (but not the obligation), (i) to extend the period of time during which the Tender Offer is open, (ii) to not accept any Shares for payment upon the occurrence of certain terms specified in the Offer to Purchase and, prior to the Expiration Date, to terminate the Tender Offer and (iii) to amend the Tender Offer in any respect prior to the Expiration Date.

On March 21, 2011, the Bidder also sent a letter to the Company indicating that it had commenced the Tender Offer by summary newspaper advertisement pursuant to Rule 14d-2(a) of the General Rules and Regulations under the Securities and Exchange Act, as amended (the “Exchange Act”) and, for purposes of disseminating the Tender Offer materials, requested the Company to inform the Bidder of its election pursuant to paragraph (f)(1) of Rule 14d-5 of the Exchange Act. The Bidder also requested the Company to inform the Bidder of its election pursuant to paragraph (a)(3) of Rule 14d-5 of the Exchange Act. By a letter dated March 25, 2011, the Company informed the Bidder of its intent to mail the Tender Offer materials pursuant to Rule 14d-5(a)(3).

In the Offer to Purchase, the Bidder indicated that it was offering to purchase the Shares because they were an “illiquid investment” and that in determining the Offer Price, the Bidder “analyzed a number of quantitative and qualitative factors, including: (i) the lack of a secondary market for resales of the Shares and the resulting lack of liquidity of an investment in the [Company]; (ii) the estimated value of the [Company’s] real estate assets; and (iii) the costs to the [Bidder] associated with acquiring the Shares.” Having asserted that there is a lack of public market for the sale of Shares, the Bidder concluded that “shareholders have limited alternatives if they seek to sell their Shares.  As a result of such limited alternatives for shareholders, the [Bidder] may not need to offer as high a price for the Shares as they would otherwise.  On the other hand, the Bidder take[s] a greater risk in establishing a purchase price as there is no prevailing market price to be used for reference and the [Bidder] will have limited liquidity for the Shares upon consummation of the purchase.”

The Board of Directors believes that the Tender Offer is an opportunistic attempt by the Bidder to capture for itself the potential opportunity to realize the full long-term value of a tendering shareholder’s investment in the Company, which would have the effect of depriving a tendering shareholder of that opportunity.

(c) Reasons for the Recommendation.

In reaching the conclusions and in making the recommendation described above, the Board of Directors (1) consulted with the Company’s external advisor; (2) reviewed the terms and conditions of the Tender Offer; (3) considered other information relating to the Company’s historical financial performance, portfolio of properties and future opportunities; and (4) considered various indications of value received by the Board of Directors’ prior to the receipt of the Tender Offer, including (i) appraisals obtained with respect to a majority of the properties in the Company’s portfolio in connection with refinancing transactions completed during the past 12 months, and (ii) discussions with a real estate industry consultant in connection with the Board of Directors’ exploration of strategic alternatives for the Company.

In addition to undertaking the analysis noted above, the Board of Directors took into account the following in evaluating the merits of the Tender Offer and in support of its recommendation that the Stockholders reject the Tender Offer and not tender their Shares in the Tender Offer:

1.
The Board of Directors’ belief that the Offer Price represents an opportunistic attempt by the Bidders to purchase the Shares at a low price and make a profit, thereby depriving the Stockholders who tender Shares in the Tender Offer of the potential opportunity to realize the full long-term value of their investment in the Company; however the Board of Directors noted that, (i) as a non-exchange traded REIT, there is a limited trading market for the Shares and the Company has discontinued its share redemption plan and therefore Stockholders have limited liquidity options and (ii) that there can be no assurance as to the actual long-term value of the Shares as such value is dependent on a number of factors including general economic conditions and the other factors discussed in Item 8 “Additional Information.”

2.
The Board of Directors’ belief that the value per share of the Company’s Common Stock is considerably in excess of the Offer Price, and in excess of the Bidder’s own estimated liquidation value of approximately $2.13 per share, which belief is based on the factors noted below and above; however, the Board of Directors has not determined the Company’s net asset value per share.

3.
Current conditions of the Company’s portfolio of properties and the Board of Directors’ current assessment regarding future prospects for the portfolio. In particular, the Board of Directors is mindful that disruptions in the financial markets and the poor economic conditions that have persisted during the past few years have negatively impacted commercial real estate fundamentals and resulted in lower occupancy, lower rental rates and declining values in our portfolio.  However, the Board of Directors has also noted that during 2010, the significant and widespread concerns about credit risk and access to capital experienced during 2009 began to subside.  As a result the Board of Directors believes that an assessment of value based primarily upon recent operating data could significantly undervalue the Shares.

4.
The fact that the Tender Offer is subject to certain conditions, some of which provide the Bidder with “reasonable” discretion to determine whether the conditions have been met, such as the Bidder’s determination as to whether there has been any change or development in the Company’s business prospects that may be materially adverse to the Company.

In view of the number of reasons and complexity of these matters, the Board of Directors did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered. In light of the reasons considered above, the Board of Directors has unanimously determined that the terms of the Tender Offer are not advisable and are not in the best interests of the Company or the Stockholders.

Accordingly, the Board of Directors unanimously recommends that the Stockholders reject the Tender Offer and not tender their Shares for purchase pursuant to the Offer to Purchase.

The Board of Directors acknowledges that each stockholder must evaluate whether to tender its shares to the Bidder pursuant to the Offer to Purchase and that an individual stockholder may determine to tender based on, among other things, such stockholder’s individual liquidity needs.

(d) Intent to Tender.

Our directors and executive officers are entitled to participate in the Tender Offer on the same basis as other Stockholders; however, all of our directors and executive officers have advised us that they do not intend to tender any of their Shares in the Tender Offer (including Shares they are deemed to beneficially own).

To the knowledge of the Company, none of the Company’s subsidiaries or other affiliates currently intends to tender shares held of record or beneficially by such person for purchase pursuant to the Tender Offer.

Item 5.	Person/Assets Retained, Employed, Compensated or Used

Not applicable.

Item 6.	Interest in Securities of the Subject Company

During the past 60 days prior to the filing of the Schedule 14D-9, no transactions with respect to the Common Stock have been effected by the Company or, to the Company’s best knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

Item 7.	Purposes of the Transaction and Plans or Proposals

The Company has not undertaken and is not engaged in any negotiations in response to the Tender Offer which relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Tender Offer which relates to or would result in one or more of the foregoing matters.

Item 8.	Additional Information

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. Such statements are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of the Company’s performance in future periods.

Such forward-looking statements can generally be identified by the Company’s use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Schedule 14D-9 is filed with the SEC. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Schedule 14D-9, and the Company does not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Any such forward-looking statements are subject to unknown risks, uncertainties and other factors and are based on a number of assumptions involving judgments with respect to, among other things, general economic conditions, the financial health of the Company’s tenants, and office occupancy rates in the markets in which the Company’s properties are located.

In addition to the foregoing, the Company faces certain additional risks as described more fully in the sections entitled “Item 1A. Risk Factors” in the Annual Report on Form 10-K filed by the Company with the SEC on March 16, 2011 (incorporated herein by reference).

Item 9.	Materials to Be Filed as Exhibits

Exhibit No.	Document
(a)(1)	Form of letter to stockholders dated April [—], 2011 from Terry G. Roussel, President of Cornerstone Realty Advisors, LLC, the external advisor of the Company
(a)(2)	Form of letter to financial advisors (whose customers are stockholders of the Company) dated April [—], 2011 from Terry G. Roussel
(a)(3)	Form of e-mail to financial advisors (whose customers are stockholders of the Company) dated April [—], 2011 from Terry G. Roussel
(a)(4)	Form of e-mail to due diligence officers dated April [—], 2011 from Terry G. Roussel
(e)(1)	Excerpts from the Definitive Proxy Statement on Schedule 14A dated March 18, 2011 filed by Cornerstone Core Properties REIT, Inc. with the SEC on March 18, 2011*
(e)(2)	Excerpt from the Annual Report on Form 10-K filed by Cornerstone Core Properties REIT, Inc. with the SEC on March 16, 2011*

*    Incorporated by reference as provided in Items 3 and 8 hereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

CORNERSTONE CORE PROPERTIES REIT, INC.

By:	/s/ Terry G. Roussel

Date: April 1, 2011

INDEX TO EXHIBITS

Exhibit No.	Document
(a)(1)	Form of letter to stockholders dated April [—], 2011 from Terry G. Roussel, President of Cornerstone Realty Advisors, LLC, the external advisor of the Company
(a)(2)	Form of letter to financial advisors (whose customers are stockholders of the Company) dated April [—], 2011 from Terry G. Roussel
(a)(3)	Form of e-mail to financial advisors (whose customers are stockholders of the Company) dated April [—], 2011 from Terry G. Roussel
(a)(4)	Form of e-mail to due diligence officers dated April [—], 2011 from Terry G. Roussel
(e)(1)	Excerpts from the Definitive Proxy Statement on Schedule 14A dated March 18, 2011 filed by Cornerstone Core Properties REIT, Inc. with the SEC on March 18, 2011*
(e)(2)	Excerpt from the Annual Report on Form 10-K filed by Cornerstone Core Properties REIT, Inc. with the SEC on March 16, 2011*

*    Incorporated by reference as provided in Items 3 and 8 hereto.